UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2019

Commission File Number: 001-38425

GreenTree Hospitality Group Ltd.

(Registrant’s name)

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN TREE HOSPITALITY GROUP LTD .

By:	/s/ Alex S. Xu
Name:	Alex S. Xu
Title:	Chairman and Chief Executive Officer

Date: September 20, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	GreenTree to Hold 2019 Annual General Meeting on October 21, 2019
99.2	Notice of Annual General Meeting
99.3	Form of Proxy of Annual General Meeting
99.4	Proxy Statement of Annual General Meeting
99.5	Voting card of Annual General Meeting